Filed Via Edgar

June 22, 2007

United States Securities and Exchange Commission (“SEC” or the “Commission”)
Attn. John P. Nolan
Accounting Branch Chief
Washington, DC 20549

Re:	Independent Bank Corporation ("IBC" or the "Company") Form 10-K for the Fiscal Year Ended December 31, 2006 (the "10-K") Filed March 12, 2007 File No. 000-07818

Dear Mr. Nolan,

The following is the response of IBC to your follow-up letter dated June 13, 2007 (the “Follow-Up Letter”) with respect to the 10-K referenced above. Set forth below is the text of the comment of the SEC set forth in the Follow-Up Letter, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exhibit 13 – Annual Report

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 46

1.	We note your supplemental response to our comment letter dated May 21, 2007. In your response you state that you believe the classification error relating to contingent consideration payments is not material and that a restatement of previously issued financial reports is not necessary. Please provide us with your comprehensive materiality analysis regarding this error, including how you considered the quantitative impact on your net operating cash flows and net investing cash flows for 2006.

RESPONSE

Please see the attached Exhibit A for a detailed analysis of the reclassifications necessary in the 2006 Consolidated Statements of Cash Flows (as well as the impact in 2005 and 2004). To summarize the information on Exhibit A as to net operating cash flows and net investing cash flows, they would change as follows:

United States Securities and Exchange Commission
Response to Letter dated June 13, 2007
June 22, 2007

	As Originally Reported	As Restated

	(Dollars in Thousands)
2006:
Net operating cash flows	$22,335	$26,777
Net investing cash flows	(65,934)	(70,376)
2005:
Net operating cash flows	48,347	48,347
Net investing cash flows	(270,262)	(270,262)
2004:
Net operating cash flows	42,604	43,690
Net investing cash flows	(294,634)	(295,720)

Statement of Financial Accounting Concepts No. 2 – “Qualitative Characteristics of Accounting Information” (“CON #2”) and SEC Regulation S-X provide help in understanding the concept of materiality. Materiality is generally defined as follows:

“The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.”

CON #2, paragraph 131 goes on to state: “The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board’s present position is that no general standards of materiality could be formulated to take into account all of the considerations that enter into an experienced human judgment.”

Appendix C of CON #2 deals with “Quantitative Materiality Considerations.” Appendix C provides various examples of quantitative materiality guidelines, none of which deal directly with a reclassification error in a Statement of Cash Flows. Paragraph 163 of Appendix C does provide some basis as to how the courts have dealt with the concept of a reasonable person’s judgment, which is at the heart of the definition of materiality:

“… information is material if the trading judgment of reasonable investors would not have been left untouched upon receipt of such information.”

“… a material fact was one which if it had been correctly stated or disclosed would have deterred or tended to deter the average prudent investor from purchasing the securities in question.”

Staff Accounting Bulletin No. 99 (“SAB 99”) covers materiality and expresses the view that “exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate.” The materiality concepts expressed in SAB 99 are consistent with the concepts in CON #2. SAB 99 states: “Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” SAB 99 also states: “The materiality of a misstatement may turn on where it appears in the financial statements.”

United States Securities and Exchange Commission
Response to Letter dated June 13, 2007
June 22, 2007

Finally, the U.S. Supreme Court has held that a fact is material if there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

Based on the above definitions of materiality, we believe that the central question is whether the change in the reported 2006 net cash flows for operating and investing activities to account for a $4.4 million reclassification for a bank holding company with consolidated total assets of $3.4 billion would have changed or influenced the judgment of a reasonable person. We strongly believe that the answer to this question is unequivocally no. This belief is based on the following factors:

•	The reclassification does not impact any reported balance of an asset or liability, net income, earnings per share, any component of the Consolidated Statements of Operations, or any key metric for a bank holding company such as return on assets, return on equity or the net interest margin. Rather it impacts the reported totals for net cash flows from operating and investing activities. Reported cash flows from operating, investing and financing activities at a bank holding company (like IBC) are often quite volatile and the trends are far more important than the absolute dollar amounts. For example, cash flows from the origination and sale of loans held for sale are included in net operating cash flows. Depending on the specific timing of loan sales, the amount of net operating cash flows can vary dramatically from one period to the next.

•	Although the reclassification changes net operating cash flows by 19.9% and net investing cash flows by 6.7%, it does not change any of the trends indicated in the Consolidated Statements of Cash Flows. Both 2006 cash flows provided from net operating activities and 2006 cash used in net investing activities were declining from the comparative prior years. As reported, net cash flow from operations declined by 53.8% in 2006 compared to 2005, with the reclassification the decline would be 44.6%. As reported, net cash used in investing activities declined by 75.6% in 2006 compared to 2005, with the reclassification the decline would be 74.0%. These trends would not be altered after considering the reclassification and a reasonable person would reach the same conclusion: that 2006 cash flows provided from operations declined, in part due to a decline in net income and that 2006 cash flows used in investing activities declined due primarily to slowing loan growth.

•	The nature, timing and form of the contingent consideration payments were disclosed elsewhere in the Form 10-K for the Company (both in the footnotes to the consolidated financial statements and in Management’s Discussion and Analysis). Thus a reader of the financial statements was well informed regarding these payments and the misclassification of the contingent consideration payment in the 2006 Consolidated Statement of Cash Flows would not change or influence the judgment of a reasonable person relying on these financial statements.

United States Securities and Exchange Commission
Response to Letter dated June 13, 2007
June 22, 2007

For these reasons, we believe that it is highly unlikely that a reasonable investor would view the change in the classification of these cash flows as having “significantly altered the ‘total mix’ of information made available” or would have otherwise been influenced by the error. We believe that our position that this matter is not material is well supported. The $4.4 million reclassification in the 2006 Consolidated Statement of Cash Flows will first appear in the Company’s Form 10-Q for the quarter ended June 30, 2007. This document will be filed soon (by early August 2007). A footnote describing this reclassification will also be included in the Form 10-Q for the quarter ended June 30, 2007.

We acknowledge the following:

1.	The Company is responsible for the adequacy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (616) 522-1765 or by e-mail at RShuster@ibcp.com if you have any questions or require any additional information.

Very truly yours,

Robert N. Shuster
Executive Vice President and Chief Financial Officer

	CONSOLIDATED STATEMENTS OF CASH FLOWS EXHIBIT A
	Year Ended December 31,

	2006 As reported	Reclass		2006 Adjusted	2005 As reported	Reclass		2005 Adjusted	2004 As reported	Reclass		2004 Adjusted

		(In thousands)
Net Income	$33,203			$33,203	$46,912			$46,912	$38,558			$38,558

ADJUSTMENTS TO RECONCILE NET
INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Proceeds from sales of loans held for sale	285,815			285,815	382,635			382,635	391,401			391,401
Disbursements for loans held for sale	(284,499)			(284,499)	(367,078)			(367,078	(391,559)			(391,559)
Provision for loan losses	17,412			17,412	8,071			8,071	4,309			4,309
Deferred federal income tax expense	(2,328)			(2,328)	3,019			3,019	2,185			2,185
Deferred loan fees	309			309	(383)			(383)	(568)			(568)
Depreciation, amortization of intangible assets				0				0				0
and premiums and accretion of discounts on
securities and loans	(9,839)			(9,839)	(12,498)			(12,498)	(3,001)			(3,001)
Net gains on sales of real estate mortgage loans	(4,593)			(4,593)	(5,370)			(5,370)	(5,956)			(5,956)
Net gains on securities	(171)			(171)	(1,484)			(1,484)	(856)			(856)
Goodwill impairment	3,575			3,575				0				0
Write-off of uncompleted software				0				0	977			977
Increase in accrued income and other assets	(9,595)	470	c		(8,234)	2,771c			(11,432)	8,443f
										1,086g
				(9,125)				(5,463)				(1,903)
Increase (decrease) in accrued expenses and
other liabilities	(6,954)	1,375	a		2,757				18,546
		(470)	c			(2,771)	c			(8,443)f
		92	d
		2,975	d
				(2,982)				(14)				10,103

Total Adjustments	(10,868)	4,442		(6,426)	1,435	0		1,435	4,046	1,086		5,132

Net Cash Provided by Operating Activities	22,335	4,442		26,777	48,347	0		48,347	42,604	1,086		43,690

CASH FLOW USED IN INVESTING ACTIVITIES
Proceeds from the sale of securities
availablefor sale	1,283			1,283	54,556			54,556	57,441			57,441
Proceeds from the maturity of securities
available for sale	20,007			20,007	20,575			20,575	24,489			24,489
Principal payments received on securities
available for sale	35,813			35,813	56,000			56,000	46,672			46,672
Purchases of securities available for sale	(5,267)			(5,267)	(70,632)			(70,632)	(132,190)			(132,190)
Proceeds from sale of non-performing and
other loans of concern				0	7,794			7,794				0
Portfolio loans originated, net of principal
payments	(104,454)			(104,454)	(324,656)			(324,656)	(292,231)			(292,231)
Acquisition of businesses, less cash received		(1,375)	a						12,905	(1,086)	g
		(92)	d
		(2,975)	d
				(4,442)				0				11,819
Capital expenditures	(13,316)			(13,316)	(13,899)			(13,899)	(11,720)			(11,720)

Net Cash Used in Investing Activities	(65,934)	(4,442)		(70,376)	(270,262)	0		(270,262)	(294,634)	(1,086)		(295,720)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase in total deposits	124,352			124,352	471,394			471,394	150,930			150,930
Net increase (decrease) in other borrowings
and federal funds purchased	(41,331)			(41,331)	(66,215)			(66,215)	88,306			88,306
Proceeds from Federal Home Loan Bank advances	223,200			223,200	659,750			659,750	509,100			509,100
Payments of Federal Home Loan Bank advances	(239,453)			(239,453)	(807,127)			(807,127)	(503,525)			(503,525)
Proceeds from issuance of long-term debt				0				0	10,000			10,000
Repayment of long-term debt	(2,000)			(2,000)	(2,000)			(2,000)	(1,000)			(1,000)
Net increase (decrease) in financed premiums
available	13,044			13,044	(12,782)			(12,782)	21,820			21,820
Dividends paid	(17,547)			(17,547)	(15,320)			(15,320)	(12,500)			(12,500)
Repurchase of common stock	(11,989)			(11,989)	(13,065)			(13,065)	(2,002)			(2,002)
Proceeds from issuance of common stock	1,046			1,046	2,051			2,051	1,975			1,975

Net Cash From Financing Activities	49,322	0		49,322	216,686	0		216,686	263,104	0		263,104

Net Increase (Decrease) in Cash and
Cash Equivalents	5,723	0		5,723	(5,229)	0		(5,229)	11,074	0		11,074
Change in cash and cash equivalents of
discontinued operations	(103)			(103)	(64)			(64)				0
Cash and Cash Equivalents at Beginning of Year	67,522			67,522	72,815			72,815	61,741			61,741

Cash and Cash Equivalents at End of Year	73,142	$-		$73,142	$67,522	$-		$67,522	$72,815	$-		$72,815

Cash paid during the year for
Interest	$98,177			$98,177	$63,749			$63,749	$43,253			$43,253
Income taxes	13,415			13,415	17,752			17,752	5,666			5,666
Transfer of loans to other real estate	4,381			4,381	4,360			4,360	2,096			2,096
Stock issued for acquisition of business		1,375	b
		3,067	e	4,442						1,118h		1,118
Real estate loans securitized									50,593

                    See accompanying notes to consolidated financial statements

a.	Cash paid for year 2 earn out (3/06)
b.	Stock issued for year 2 earn out (3/06)
c.	Change in accelerated earnout amount due resulting from present value discount factor provided for in merger agreement and from elapsing of time.
d.	Cash paid for accelerated earn out (4/06)
e.	Stock issued for accelerated earn out (4/06)